IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


                                                   x
                                                   :
          WELLS FARGO & COMPANY, a Delaware
          corporation,                             :
                                                       C.A. No. 14696
                                       Plaintiff,  :

                         -against-                 :

          FIRST INTERSTATE BANCORP, a Delaware     :
          corporation, FIRST BANK SYSTEM, INC., a
          Delaware corporation, ELEVEN             :
          ACQUISITION CORPORATION, a Delaware
          corporation, JOHN E. BRYSON, EDWARD  M.  :
          CARSON, JEWEL PLUMMER COBB, RALPH P.
          DAVIDSON, MYRON DU BAIN, DON C.          :
          FRISBEE, GEORGE M. KELLER, THOMAS L.
          LEE, WILLIAM F. MILLER, WILLIAM S.       :
          RANDALL, STEPHEN B. SAMPLE, FORREST N.
          SHUMWAY, WILLIAM E. B. SIART,            :
          RICHARD J. STEGEMEIER, AND DANIEL M.
          TELLEP,                                  :

                                      Defendants.  :
                                                   x

                 FIRST AMENDED VERIFIED COMPLAINT FOR PRELIMINARY
                        AND PERMANENT INJUNCTIVE RELIEF
                            AND DECLARATORY JUDGMENT

                    Wells Fargo & Company ("Wells Fargo"), as and for its complaint, alleges upon knowledge with respect to itself and its own acts, and upon information and belief as to all other matters, as follows:

                              Nature of the Action

                    1. Plaintiff brings this action for injunctive and/or declaratory relief:

                      (a) to prevent First Interstate Bancorp ("First Interstate") and its directors from breaching their fiduciary duties to their stockholders by entering into or consummating an unfair, inadequate and unlawful proposed merger (the "First Bank Proposed Merger") with First Bank System, Inc. ("First Bank") and to prevent First Bank from aiding and abetting that breach;

                      (b)  to prevent the anti-takeover devices of
               defendant First Interstate from being utilized to impede or delay Wells Fargo's proxy solicitation to solicit proxies in opposition to the First Bank Pro-posed Merger, its proposed exchange offer which is considerably more favorable to First Interstate's stockholders than the First Bank Proposed Merger, and Wells Fargo's consent solicitation, which is designed to elect new directors to the First Interstate Board of Directors, in violation of the fiduciary duties of First Interstate's Board of Directors;

                      (c) to prevent First Interstate from otherwise taking actions that impede or delay Wells Fargo's higher exchange offer, its proposed proxy solicitation and consent solicitation, all of which will be made in compliance with all applicable laws, obligations and agreements; and

                      (d) to prevent First Interstate and its defendant directors from breaching their fiduciary duties to First Interstate's stockholders by ignoring publicly available information that immediately after the public announcement of the First Bank Proposed Merger, First Bank repurchased more than $125 million worth of its own stock, or, in the alternative, to prevent First Interstate from actively encouraging such a repurchase program thereby artificially inflating the price of that stock and denying First Interstate's stockholders the ability accurately to assess the market value of the First Bank Proposed Merger or to compare it to the Wells Fargo Exchange Offer (as defined below).

                                   The Parties

                    2. Plaintiff Wells Fargo is a Delaware corpora-tion with its principal place of business in California. Wells Fargo is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. Based on assets as of December 31, 1994, it was the 15th largest bank holding company in the United States. Wells Fargo's subsid-iary banks provide a full range of banking services to commercial, agribusiness, real estate and small business customers and consumers. It is one of the nation's leading managers of personal trust accounts, corporate 401(k) plans and mutual funds. Wells Fargo is the beneficial owner for its own account of 100 shares of common stock of First Interstate.

                    3. Defendant First Interstate is a Delaware corporation with its principal place of business in Califor-nia. First Interstate is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. Its subsidiary banks accept checking, savings and other time deposit accounts and employ those funds principally by making consumer, real estate and commercial loans and in-vesting in securities and other interest-bearing assets. First Interstate also provides banking-related financial services and products both through non-bank subsidiaries and through its bank subsidiary and the bank subsidiary's sub-sidiaries.

                    4. Defendant First Bank is a Delaware corporation with its principal place of business in Minnesota. First Bank is a bank holding company registered under the Bank Holding Company Act of 1956, as amended.

                    5. Defendant Eleven Acquisition Corporation is a Delaware corporation. Eleven Acquisition Corporation is a corporation created by First Bank solely for the purposes of effecting the Proposed Merger. For the purposes of this Complaint, all references to defendant First Bank include Eleven Acquisition Corporation.

                    6. Defendant William E. B. Siart is Chairman of the Board of Directors, President and Chief Executive Offi-cer of First Interstate. Defendant William S. Randall is Executive Vice President, Chief Operating Officer and a director of First Interstate. Edward M. Carson, John E. Bryson, Dan C. Frisbee, Steven B. Sample, George M. Keller, Forrest N. Shumway, Jewel Plummer Cobb, Ralph P. Davidson, Thomas L. Lee, Richard J. Stegemeier, Myron Du Bain, William
          F. Miller, and Daniel M. Tellep are all directors of First Interstate. The foregoing individual directors of First Interstate (collectively the "defendant directors"), owe fiduciary duties to First Interstate and its stockholders.

                               Factual Background

                    7. On October 17, 1995, Wells Fargo delivered a letter to First Interstate submitting for its consideration a proposal for a tax-free merger (the "letter") in which each First Interstate stockholder would receive 0.625 shares of Wells Fargo common stock for each share of First Inter-state common stock. Based on the price of Wells Fargo's common stock at the time the letter was delivered, that exchange ratio represented a price of $133.50 for each First Interstate share, a 26% premium over the market value of First Interstate common stock at the time of the letter.

                       8. Despite the immediate premium to the stock-holders of First Interstate and the extraordinary long-term economic benefits to the stockholders of both companies that would accrue under the merger described in the letter, Siart asked for approximately six months to consider the Wells Fargo proposal. Siart also publicly responded negatively, saying that he was "deeply disappointed" by Wells Fargo's unsolicited proposal.

                      9.  Following Wells Fargo's letter, Siart
          actively solicited other offers from, and shared First Interstate's confidential information with, other suitors. During the same time, First Interstate conducted merger negotiations with three large regional bank holding compa-nies, including First Bank. The press reported that First Interstate invited Bank One Corporation and Norwest Corpora-tion to review its loan and financial books.

                       10. On October 26, 1995, Siart met with Paul Hazen, the Chief Executive Officer and Chairman of the Board of Wells Fargo. At that meeting, Siart acknowledged that a merger of First Interstate and Wells Fargo would enhance stockholder value. Hazen explained the cost savings esti-mates being used by Wells Fargo and offered to have the individuals at Wells Fargo who had prepared those estimates meet with their counterparts at First Interstate in order to demonstrate that the expected cost savings were achievable. After discussion, Siart declined that offer and stated that First Interstate agreed with Wells Fargo's cost savings estimates. Hazen then offered to raise the exchange ratio in Wells Fargo's proposal to 0.65 of a share of Wells Fargo common stock for each First Interstate share if First Inter-state would enter into a merger agreement with Wells Fargo. Based on the closing price of Wells Fargo common stock on November 3, 1995, the last trading day prior to announcement of the First Bank Proposed Merger, that bid increased the value of the Wells Fargo proposal to $137.96 per share of First Interstate common stock. Siart rejected the increased offer, but indicated that First Interstate might accept a merger with a .70 exchange ratio.

                      11. On October 31, 1995, Siart and Hazen again met. Hazen again offered to have the individuals at Wells Fargo who had prepared the cost savings estimates meet with their counterparts at First Interstate in order to demon-strate that the expected cost savings were achievable.
          Siart again declined that offer and stated that First Inter-state agreed with the Wells Fargo cost savings estimates. Siart indicated that he would be prepared to recommend a merger with Wells Fargo if Wells Fargo would increase the exchange ratio in its proposal to a 0.68 exchange ratio.



   12. On November 1, 1995, Siart and Hazen talked again, this time by telephone, but made no further progress towards an agreement. Hazen attempted to reach Siart on November 2nd and November 3rd by telephone, but his calls were not returned.

                       13. On November 6, 1985, First Interstate an-nounced that it had entered into an agreement with First Bank to merge the two corporations. First Bank agreed to exchange 2.6 shares of its common stock for each share of First Interstate's common stock. Based on the closing price of First Bank stock on November 3, 1995, the last trading day prior to announcement of the Proposed Merger, that exchange ratio represented a price of $132.28 per share of First Interstate stock, considerably less than Wells Fargo's offer. First Interstate also agreed to pay a break-up fee of $100 million and granted First Bank a lock-up stock option to purchase First Interstate stock that would yield it a profit of up to $100 million in the event the First Bank merger agreement was not consummated.

                       14. The market reacted negatively to the news of the Proposed Merger. Public reactions by analysts and stockholders were negative. The deal has been called "a senior management job preservation act" for First Interstate executives and Siart has been accused of failing to "show"[] a lot of interest in the shareholder."

                       15. By meeting and sharing confidential infor-mation with at least three banks (First Bank, Norwest Corpo-ration and Banc One Corporation) in response to the letter from Wells Fargo and Wells Fargo's subsequent offer to improve its bid, by conducting merger negotiations with at least three large regional bank holding companies and by encouraging Wells Fargo to increase its offer to an exchange ratio of .70, and later to .68, and by indicating that such an increased offer would lead to Siart's recommendation for a merger of Wells Fargo and First Interstate, First Interstate's directors initiated an active bidding process seeking to sell the company.

                       16. As a result, the defendant directors had the duty (a) to be diligent and vigilant in examining criti-cally all alternative offers; (b) to act in good faith; (c) to obtain, and act with due care on all material information reasonably available, including information necessary to compare all offers to determine which of them would provide the best value reasonably available to the stockholders; and
          (d) to negotiate actively and in good faith with all bidders to that end.

                       17.  The fiduciary duties of the defendant
          directors require them to assess whether each anti-takeover device or contractual provision (separately and in the aggregate) under the facts and circumstances prevailing at the time (a) adversely affects the value provided to First Interstate stockholders; (b) inhibits or encourages alterna-tive bids; (c) is an enforceable contractual obligation in light of the directors' fiduciary duties; and (d) in the end would advance or retard the First Interstate directors' obligation to secure for the First Interstate stockholders the best value reasonably available under the circumstances. To the extent such devices or provisions are inconsistent with the defendant directors' fiduciary duties, as they are here, they are invalid and unenforceable.

                       18. On November 13, 1995, Wells Fargo announced that it intended to commence an exchange offer for all outstanding shares of common stock of First Interstate Bancorp (the "Exchange Offer") and on November 27, 1995, Wells Fargo filed with the Securities and Exchange Commis-sion a Form S-4 Registration Statement and Preliminary Prospectus for its Exchange Offer. Pursuant to that Ex-change Offer, Wells Fargo will offer to exchange two-thirds of a share of Wells Fargo common stock for each outstanding share of First Interstate common stock. Based on the clos-ing price of Wells Fargo common stock on November 10, 1995, the last trading day before the announcement of the Exchange Offer, the value of the Exchange Offer was $143.58 per share of First Interstate common stock. First Interstate has approximately 76 million shares outstanding, giving the transaction a total equity value of approximately $11 bil-lion. Wells Fargo's offer is therefore considerably higher than the current value of the consideration offered to First Interstate's stockholders in the First Bank Proposed Merger.

                       19.  Also on November 13, 1995, Wells Fargo
          announced that it intends to file preliminary proxy materi-als with the Securities and Exchange Commission ("SEC") for use in connection with the solicitation of First Interstate stockholders to vote against the approval of a merger with First Bank at any meeting of stockholders of First Inter-state to be called to consider the First Bank Proposed Merger (the "Proxy Solicitation").

                      20. Concurrently, Wells Fargo announced that it will file with the SEC preliminary materials for the solici-tation of written consents from stockholders of First Inter-state to remove First Interstate's current board of direc-tors and to replace them with nominees of Wells Fargo who are committed to removing any impediments to the consumma-tion of the acquisition of First Interstate by Wells Fargo (the "Consent Solicitation").

                      21. On November 20, 1995, First Interstate filed a Schedule 14D-9 (the "Schedule 14D-9") with the Securities and Exchange Commission. In that document, First Interstate stated that its Board is committed to completing the First Bank Proposed Merger and recommends that First Interstate's stockholders not tender their shares in response to Wells Fargo's Exchange Offer. First Interstate also lists 16 factors that were considered "material" by First
          Interstate's Board in selecting the First Bank Proposed Merger over a business combination with Wells Fargo. Con-spicuously absent from that list is any consideration of the implied purchase price produced by each of the two propos-als. Notwithstanding that at all times during First Interstate's consideration of each Wells Fargo offer and First Bank offer, the then current Wells Fargo offer has produced an implied purchase price significantly higher than the implied purchase price produced by the then current
          First Bank offer, the First Interstate Board did not consid-er that to be a material fact in deciding to recommend the lower First Bank Proposed Merger.

                      22. In addition, many of the factors considered by the First Interstate Board are of dubious validity:

                    (a) the Schedule 14D-9 states that a business combination of First Interstate and Wells Fargo would lead to substantially greater concentration in the California market, which would be inconsistent with First Interstate's longstanding desire to diversify geographically; any claim to such a "longstanding desire" by First Interstate is flatly contradicted, however, by the following facts: four of First Interstate's five most recent acquisitions have been in California; between 1993 and 1994 First Interstate increased its California real estate loans by 151 percent; and in 1987 First Interstate attempted to merge with Bank America Corporation, a bank holding company with a large California presence;

                    (b) the Schedule 14D-9 states that the First Interstate Board was concerned that the current ratios of price to earnings and price to book value of Wells Fargo common stock are high, and may not be sustained, yet the Board failed to consider the fact that the price of the First Bank common stock was inflated by First Bank's stock repurchases, and could not be sustained once First Bank is ordered to cease those repurchases.

                    (c) the Schedule 14D-9 states that the Board favored the First Bank Proposed Merger's pooling of inter-ests accounting scheme over Wells Fargo's offer to account for the transaction as a purchase, but the board failed to consider the significant likelihood that First Bank will be unable to utilize pooling of interests accounting in light of First Interstate's historical stock repurchases and First Bank's intended repurchase program following consummation of the First Bank Proposed Merger.

                       23. Wells Fargo's Exchange Offer clearly will be in the best interests of First Interstate's stockholders. It will be available to all First Interstate stockholders for all outstanding shares. It will not be "front-end loaded" or otherwise coercive in nature. Moreover, the Exchange Offer will provide First Interstate's stockholders with the opportunity to realize a substantial premium over the market price of their shares immediately prior to the public announcement of Wells Fargo's October 17 letter. The closing price of First Interstate's common stock on October 17, 1995, the last full trading day prior to the public announcement of that letter, was $106 per share and the average closing price of First Interstate's common stock for the 20 consecutive trading days immediately preceding Octo-ber 17, 1995, was $102.59 per share.

                       24. In addition to the greater immediate finan-cial value of the Wells Fargo Exchange Offer, a combination of Wells Fargo and First Interstate also will result in greater savings than can be realized through the First Bank Proposed Merger. Despite having overlapping operations only in Colorado, Montana and Wyoming, First Bank claims that
          $500 million in savings will result from the First Bank Proposed Merger. Due to the greater geographical overlap between Wells Fargo and First Interstate, a merger of the two companies would result in an estimated $700 million in net cost savings, approximately $30 per share based on the present value of the projected future savings.

                      25. The Exchange Offer will give First Inter-state stockholders an opportunity to participate in the future performance of the combined company, and to benefit from the synergies expected to result from the combination of the two companies, through the equity interest in the combined company that would continue to be held by such stockholders.

                       26. The Exchange Offer will not pose any threat to the interests of First Interstate's stockholders or to First Interstate's corporate policy and effectiveness.

                       27. The Exchange Offer, Proxy Solicitation and Consent Solicitation will comply with all applicable laws, obligations and agreements including, without limitation, the securities laws and all other legal obligations to which plaintiff is subject, including any contractual and common law obligations that may be owed by plaintiff to First Interstate. The Exchange Offer, Proxy Solicitation and Consent Solicitation will not constitute tortious interfer-ence with, or any other business-related tort in connection with, the First Bank Proposed Merger. The Exchange Offer, Proxy Solicitation and Consent Solicitation materials will fully disclose all required information in compliance with plaintiff's obligations under the securities laws.

                      28.  Unless modified, First Interstate's
          antitakeover devices will interfere with the Exchange Offer and may have the effect of preventing or impeding the con-summation of the Proxy Solicitation and the Consent Solici-tation. Given the nature of the Exchange Offer and its benefits to First Interstate stockholders, First Interstate should not be permitted to erect impediments to it. Nor should First Interstate be permitted to impede or delay plaintiff's, efforts to conduct its Proxy Solicitation and Consent Solicitation, activities to which plaintiff has a right under Delaware law.

                       29. First Interstate's anti-takeover devices and other defensive measures will adversely affect the value available to First Interstate stockholders, will inhibit alternative bids to the First Bank Proposed Merger, are (in the case of the break-up fee and lock-up stock option grant-ed to First Bank and described infra) not enforceable con-tractual obligations in light of the breach of the defendant directors' fiduciary duties, and will retard the defendant directors in carrying out their obligation to secure for the First Interstate stockholders the best value reasonably available under the circumstances. First Interstate's anti-takeover devices and other defensive measures are therefore invalid and unenforceable.

                    First Interstate's Anti-Takeover Devices
                          and Other Defensive Measures

          Break-Up Fee and Lock-Up Stock Option

                       30.  As a stated inducement to First Bank to
          enter into the First Bank Proposed Merger agreement, First Bank is to be paid a $100 Million fee (the "Break-up Fee") and First Bank was granted an option to purchase up to 15,073,106 shares of First Interstate stock at a price of $127.75 per share, a price that will yield it a profit of up to $100 million in the event the Proposed merger is not consummated (the "Lock-Up Stock Option").

                       31.  The Break-Up Fee and the Lock-Up Stock
          Option were designed not to induce a higher bid, but to compel First Interstate stockholders to accept a lower bid for their stock. First Interstate's Board had, at the time the Break-Up Fee and the Lock-Up Stock Option were agreed to, already received and rejected a bid from Wells Fargo that would have been worth at least $200 million more to the stockholders of First Interstate than the offer made by First Bank.

                       32. The Break-Up Fee and Lock-Up Stock Option thus signal the Board's support for, and increase the ex-pense of offering alternatives to, the First Bank Proposed Merger, which will serve the interests of the entrenched management of First Interstate over those of the company's stockholders.

                         33.  The Break-Up Fee and Lock-Up Stock
          Option violate the fiduciary duties owed to First Interstate stockholders because they promote the self-interest of First Interstate's directors at the expense of its stockholders, and are intended to coerce First Interstate's stockholders into approving the Proposed Merger.

                       34. To the extent that First Interstate modi-fies the First Bank Proposed Merger in response to the Wells Fargo Exchange Offer or enters into any modified or future agreement with First Bank, the defendant directors will have a duty to eliminate the Break-Up Fee, the Look-Up Stock Option and any similar provision in order to fulfill their obligation to seek the best value reasonably available on the stockholders' behalf and in order to avoid further breaching their fiduciary duties.

          Poison Pill

                       35. On November 21, 1988, First Interstate's Board adopted a stockholder rights plan (the "Poison Pill") that allows the Board to prevent the consummation of any tender or exchange offer, even one providing substantial benefits to First Interstate's stockholders. The Board declared a dividend of one common stock purchase right (a "Right"), payable to each of First Interstate's stockholders of record as of December 30, 1988. Each Right entitles the holder to purchase one share of First Interstate common stock at a price of $170.00 per share (the "exercise price"), subject to adjustment.

                       36. Until the earlier to occur of (a) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the out-standing common stock, or (b) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Ac-quiring Person) following the commencement of, or announce-ment of an intention to make, a tender offer or exchange offer the consummation of which would result in the benefi-cial ownership by a person or group of 20% or more of such outstanding common stock (the earlier of such dates, being called the "Distribution Date"), the Rights are evidenced by the common stock certificates. Although the First Inter-state Board, at its November 19, 1995, meeting, voted to postpone the occurrence of a Distribution Date as a result of the public announcement of Wells Fargo's offer, the First Interstate Board could decide at any time to cause the Distribution Date to occur, resulting in the distribution of separately tradeable and exercisable Rights certificates.

                       37.  In the event that any person becomes an
          Acquiring Person (other than pursuant to a Qualified Offer (as defined below)), each holder of a Right (other than Rights beneficially owned by the Acquiring Person (which will thereafter be void)) will thereafter have the right to receive upon exercise a number of shares of First Interstate common stock having a market value of two times the exercise price of the Right.

                       38.  A "Qualified  Offer" is defined as a
          tender offer or exchange offer for all outstanding common stock that is determined by the non-management directors to be adequate and otherwise in the best interests of the Company and its stockholders.

                       39.  First Interstate's Board can redeem the
          Rights at a redemption price of $.001 per Right or can amend the Poison Pill to make the Rights inapplicable to the Wells Fargo Exchange Offer.

                       40.  Due to the prohibitive costs the Poison
          Pill imposes on an Acquiring Person, any tender offer or exchange offer (such as the Wells Fargo Exchange Offer) that would trigger the Rights cannot practically be consummated unless First Interstate's Board redeems or amends the Pill or declares the offer to be a Qualified Offer. Accordingly, First Interstate's Board can block any proposed tender or exchange offer regardless of the interests of First Interstate's stockholders. The triggering of the Poison Pill would be particularly unjustified in this case given the non-coercive nature of Wells Fargo's Exchange Offer and the substantial benefits it would generate.

                       41. In light of the nature and value of Wells Fargo's Exchange Offer, the First Interstate Board should declare that the Offer is "Qualified". Alternatively, the Board should redeem the Rights under the Poison Pill or amend it to make it inapplicable to Wells Fargo's Exchange Offer and the second-step merger with Wells Fargo or a subsidiary that would be expected to be consummated follow-ing the successful completion of the Wells Fargo Exchange Offer. Only when the Exchange Offer is deemed to be a Qualified Offer or the Poison Pill has been redeemed, amend-ed or invalidated so that it is inapplicable to the Exchange Offer will First Interstate's stockholders be able to bene-fit from the Exchange Offer.

                       42. The failure of First Interstate's Board to declare Wells Fargo's Exchange Offer a "Qualified Offer" or to redeem or amend the Poison Pill violates the fiduciary duties owed to plaintiff because it will deny plaintiff meaningful access to or control over the assets of First Interstate and will hinder or prevent plaintiff from exer-cising its fundamental stockholder rights under Delaware law. Plaintiff will suffer irreparable injury as a result of the loss of the unique opportunity to acquire control of First Interstate.

          Amendments to the Poison Pill

                       43.  First Interstate's current Board could
          frustrate the power of any future Board, such as one that might be elected pursuant to the Consent Solicitation, to redeem the Poison Pill by, for example, adding a "Dead Hand" provision. Under a "Dead Hand" provision, if a company's board is replaced pursuant to a stockholder consent solici-tation, the power to redeem a pill is exercisable only by the former directors. Accordingly, the newly-elected board would be powerless to redeem a poison pill, even if it believed that it was in the best interests of the stockhold-ers to do so. Similarly, First Interstate's Board might attempt to amend the Poison Pill to make it non-redeemable by anyone.

                       44. Because any such amendment would purport to prevent future directors from exercising certain corporate powers and to limit the ability of future directors to direct the management of the business and affairs of the corporation, any such amendment would violate Delaware law.

                       45. The adoption of any such amendment would violate First Interstate's Board's fiduciary duties because it would be designed to prevent future directors from acting in the best interests of the company and its stockholders. Any such provision or amendment would represent an inten-tional effort by the current Board to nullify the effective-ness of a stockholder vote pursuant to the Consent Solicita-tion, thereby preventing plaintiff from exercising its fundamental stockholder rights under Delaware law.

          Bylaw 4(b)--the "Nominating Restriction"

                       46.  First Interstate's Bylaws require that
          notice of a nomination of a candidate for director be "de-livered to or mailed and received at the principal executive offices of the Corporation not less than thirty days nor more than sixty days prior to the meeting . . ." (the "Nomi-nating Restriction"). The Nominating Restriction further states that "[o]nly persons who are nominated in accordance with [these] procedures shall be eligible for election as Directors of [First Interstate]". As there is no meeting in the consent solicitation context, the Nominating Restric-tion, if applied to a consent solicitation, would effective-ly prohibit the election of directors by written consent.

                       47. The Nominating Restriction, if applied to a consent solicitation, would impose an arbitrary restraint on stockholders that would frustrate their ability to exercise effectively the consent solicitation power given to them under Delaware law. 8 Del. C. SECTION 228. The requirement of prior notification is clearly inconsistent with Section
          228 in that, among other things, Section 228 expressly permits stockholder action without prior notice. According-ly, the Nominating Restriction cannot lawfully be applied to election of directors by consent solicitation.

             Delaware Business Combination Statute, Section 203

                       48. Section 203, entitled "Business Combina-tions with Interested Stockholders" (8 Del. C. SECTION 203), applies to any Delaware corporation that has not opted out of the statute's coverage. First Interstate has not opted out of the statute's coverage.

                       49. Section 203 was designed to impede coercive and inadequate tender offers. Section 203 provides that if a person acquires 15% or more of a corporation's voting stock (thereby becoming an "interested stockholder"), such interested stockholder may not engage in a "business combi-nation" (defined to include a merger or consolidation) with the corporation for three years after the interested stock-holder becomes such, unless: (i) prior to the 15% acquisi-tion, the Board of Directors has approved either the acqui-sition or the business combination, (ii) the interested stockholder acquires 85% of the corporation's voting stock in the same transaction in which it crosses the 15% thresh-old or (iii) on or subsequent to the date of the 15% acqui-sition, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders (and not by written consent) by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder. Section
          203 does not apply if the business combination is proposed prior to the consummation or abandonment of and subsequent to the announcement of a proposed merger with another party.

                       50. Plaintiff anticipates that First Interstate will assert that Section 203 would apply to block any merger between Wells Fargo and First Interstate. Section 203 should not be applicable because Wells Fargo's Exchange
          Offer and the second-step merger with Wells Fargo or a subsidiary that would be expected to be consummated follow-ing successful completion of the Exchange Offer has been proposed subsequent to announcement of the First Bank Pro-posed Merger, but before consummation or abandonment of the First Bank Proposed Merger, and is thus exempt from the section's restrictions under Section 203(b)(6).

                       51. Even if a merger between First Interstate and Wells Fargo is found not to fall within the Section 203(b)(6) exemption, the Court should conclude that under the circumstances, Section 203 should not be applied to this transaction. Should the Court decline to do so, First Interstate's Board's fiduciary duties require the Board to approve the Wells Fargo Exchange Offer under Section 203(a)(1).

                             First Bank's Stock Repurchase

                       52. Numerous press reports have indicated that since November 7, 1995, the day following the announcement of the First Bank Proposed Merger, First Bank, acting through its broker, Donaldson, Lufkin & Jenrette ("DLJ"), has been purchasing large blocks of its own stock. See, e.g., Timothy L. O'Brien and Steven Lipin, First Bank Chal-lenges Wells Fargo's Numbers, But Its Key Figure is Raising Some Questions, Wall Street Journal, November 20, 1995, at C2. First Bank has refused to deny allegations that it began repurchasing its own stock in large volumes as soon as the Proposed Merger was announced, commenting only that "if and when we are in the market, it would be under our previ-ously announced share repurchase program."

                       53. According to press reports, DLJ is running First Bank's repurchase program. Since November 7, 1995, the day after First Bank and First Interstate announced the First Bank Proposed Merger, DLJ has been actively purchasing large blocks of First Bank stock. From September 28, 1995, through November 6, 1995, DLJ made infrequent and signifi-cantly smaller purchases of First Bank stock during that greater than five week period. Then, on November 7, 1995, DLJ began aggressively purchasing First Bank stock, buying 850,000 shares, 60.9% of the total volume of First Bank shares traded that day. DLJ purchases accounted for over 48% of the total volume in First Bank stock on five of the twelve trading days between November 7 and November 22. According to publicly available Autex reports, in which brokers may voluntarily list block trades (but not the identity of the real purchasers), from November 7, 1995, until November 22, 1995, DLJ purchases accounted for 41.5% of the total volume of First Bank shares traded during that period.

                       54. The following chart illustrates the relation-ships between First Bank's stock repurchases and the total volume of First Bank stock trades during the relevant peri-od:

               [The hardcopy complaint filed with the Court con-tains a bar graph entitled "Donaldson, Lufkin & Jenrette Purchases of First Bank Stock." Each bar is dual-shaded to indicate both the total volume of First Bank stock purchases on a given trading day during the period November 7, 1995 through November 27, 1995 and the amount of that total volume corresponding to DLJ purchases. Because the document for which this Complaint is an Exhib-it has been filed with the Securities and Exchange commission by electronic transmission, this graph is not contained herein.]

                       55.  The size of those purchases has had the
          effect of supporting the price of the First Bank stock, thus making the First Bank Proposed Merger appear to be more attractive than it would have in the absence of those large block purchases by First Bank itself. For example, on November 9, 1995, when DLJ's purchases accounted for 60.7% of the total volume traded, First Bank stock rose $1.125 to $52.375. Due to First Bank's repurchase program, the price of First Bank Stock reached its highest closing price for the year at 53 1/8 on November 10, 1995. Analysts have indicated that by repurchasing its own shares First Bank is denying investors a "true read" on what the market thinks of the First Bank Proposed merger.

                       56. The following chart illustrates the effect of the repurchases on the price of First Bank stock:

               [The hardcopy Complaint filed with the Court con-tains a line graph showing the closing stock price for First Bank for the period September 15, 1995 thorugh November 22, 1995. Because the document for which this Complaint is an Exhibit has been filed with the Securities and Exchange Commission by electronic transmission, this graph is not contained herein. The following information sum-marizes the First Bank closing stock price, plot-ted along the graphs vertical axis, for the end-point dates indicated on the horizontal axis of the graph for four other highlighted dates, in-cluding October 18, 1995 ("Wells Fargo Offer An nounced"), November 6, 1995 ("First Inter-state/First Bank Merger Announced"), November 7, 1995 ("DLJ Begins November Purchase of First Bank Stock") and November 10, 1995 ("1995 High")

               Date                          Stock Closing Price

               September 15, 1995                 46 1/2
               October 18, 1995                   51 5/8
               November 6, 1995                   49 7/8
               November 7, 1995                   50 5/8
               November 10, 1995                  53 1/8
               November 22, 1995                  51 5/8]

                               Declaratory Relief

                       57. The Court may grant the declaratory relief sought herein pursuant to 10 Del, C. SECTION 6501. First Interstate's Board's rejection of Wells Fargo's offers and its hasty decision to accept the First Bank Proposed Merger clearly demonstrate that there is a substantial controversy between the parties. The adverse legal interests of the parties are real and immediate in light of First Interstate's announced deal with First Bank. Moreover, First Interstate's unreasonable anti-takeover devices and other defensive measures will interfere with plaintiff's Proxy Solicitation, Exchange Offer and Consent Solicitation.

                       58. The granting of the requested declaratory relief will serve the public interest by affording relief from uncertainty and by avoiding delay and will conserve judicial resources by avoiding piecemeal litigation.

                               Irreparable Injury

                       59.  First Interstate's agreement to pay a
          Break-Up Fee to First Bank and to grant the Lock-Up Stock Option to First Bank will inhibit future bids to acquire or merge with First Interstate and will deny First Interstate's stockholders their right to receive maximum value for their stock. First Interstate's use of or reliance upon its antitakeover devices and other defensive measures to ob-struct plaintiff's Exchange Offer, Proxy Solicitation and Consent Solicitation will hinder and prevent plaintiff from exercising its fundamental stockholder rights under Delaware law including, but not limited to, the right to conduct a proxy solicitation and consent solicitation. First Interstate's failure and that of the defendant directors even to consider as material, much less to act upon, the differences in the imputed market value between the Wells Fargo Exchange Offer and the First Bank Proposed Merger makes it impossible for the First Interstate stockholders to have an accurate assessment from the defendants as to the true value of the Wells Fargo Exchange Offer. Moreover, First Interstate's failure to inform its stockholders that the price of First Bank stock has been inflated through large block repurchases by First Bank itself and its failure to ask First Bank to cease those block repurchases has prevented and will continue to prevent stockholders from getting a "true read" on the market value of the First Bank Proposed Merger and will frustrate the stockholders's at-tempts to compare the First Bank Proposed Merger with Wells Fargo's Exchange Offer. Plaintiff's resulting injury will not be compensable in money damages and plaintiff has no adequate remedy at law.

                                  COUNT ONE

                     (INJUNCTIVE AND DECLARATORY RELIEF AGAINST
                 FIRST INTERSTATE AND DEFENDANT DIRECTORS: THE, FIRST BANK
                  PROPOSED MERGER, THE BREAK-UP FEE AND THE LOCK-UP STOCK
                             OPTION ARE VOID AND UNENFORCEABLE)

                       60. Plaintiff repeats and realleges each and every allegation set forth in paragraphs 1 through 59 hereof.

                       61. Wells Fargo's Exchange Offer is substan-tially superior to the First Bank Proposed Merger. Wells Fargo's Exchange Offer will give First Interstate's stock-holders considerably more for their shares than they would receive under the First Bank Proposed Merger. In addition, a combination of wells Fargo and First Interstate will result in greater combined savings than the First Bank Proposed Merger, and thus will provide greater long-term value to First Interstate stockholders.

                       62. First Interstate's decision to enter into the First Bank Proposed Merger was unreasonable and was in breach of the fiduciary duties owed to the First Interstate stockholders. In addition, First Interstate's decision to agree to pay First Bank a Break-Up Fee and to grant to First Bank a Lock-Up Stock Option was also unreasonable under the circumstances. Neither the Break-Up Fee nor the Look-Up Stock Option was granted in order to induce higher bidding. Rather, the Break-Up Fee and Lock-Up Stock Option were intended to compel First Interstate's stockholders to accept an inferior price for their shares so that current manage-ment could be entrenched. Accordingly, the Break-Up Fee and Lock-Up Stock Option granted to First Bank are a breach of the fiduciary duties owed to First Interstate's stockhold-ers.

                       63. Plaintiff seeks declaratory relief declar-ing the First Bank Proposed Merger, the Break-Up Fee and the Lock-Up Stock Option to be void and unenforceable and in-junctive relief enjoining the consummation of the First Bank Proposed Merger, the payment of any such Break-Up Fee and the issuance of First Interstate stock (or any payment of money) to First Bank pursuant to the Lock- Up Stock Option. In the alternative, plaintiff seeks an injunction compelling the defendant directors to terminate the First Bank Proposed Merger and invalidating the Break-Up Fee and Lock-Up Stock Option.

                       64.  Plaintiff has no adequate remedy at law.

                                    COUNT TWO

             (INJUNCTIVE RELIEF AGAINST FIRST INTERSTATE AND THE DEFEN-DANT DIRECTORS: CONTINUING VIOLATION OF FIDUCIARY DUTIES)

                       65. Plaintiff repeats and realleges each and every allegation set forth in paragraphs 1 through 64 hereof.

                       66. If First Interstate modifies the First Bank Proposed Merger, considers any future merger or enters into any future agreement with First Bank, the First Interstate defendant directors will have the duty to eliminate the Break-up Fee, the Lock-Up Stock Option and any similar provision from such agreement in order to fulfill their obligation to seek the best value reasonably available on the stockholders' behalf.

                       67. The retention of the Break-Up Fee and-the Lock-Up Stock Option in any modified agreement or future agreement with First Bank would constitute an additional violation of the First Interstate Board's fiduciary duties.

                       68. Plaintiff therefore seeks injunctive relief enjoining First Interstate and the defendant directors from, including the Break-Up Fee, the Lock-Up Stock Option or any similar provision in any modified or future agreement with First Bank.

                       69.  Plaintiff has no adequate remedy at law.

                                     COUNT THREE

                        (INJUNCTIVE RELIEF AGAINST FIRST INTERSTATE
                    AND THE DEFENDANT DIRECTORS; REDEEM THE POISON PILL)

                       70. Plaintiff repeats and realleges each and every allegation set forth in paragraphs 1 through 69 hereof.

                        71.  Wells Fargo's Exchange  Offer is non-
          coercive and non-discriminatory; it is fair to First Inter-state stockholders; and it represents a substantial premium over the market price of First Interstate shares prior to the public announcement of the Wells Fargo October 17 letter and the First Bank Proposed Merger.

                       72. The Poison Pill is not proportionate to any threat posed by, or within the range of reasonable responses to, the Exchange Offer. In addition, the Board's failure to determine that plaintiff's Exchange Offer is fair and in the best interests of First Interstate and its stockholders will constitute a violation of its fiduciary duties to First Interstate stockholders.

                       73. Plaintiff seeks injunctive relief compel-ling First Interstate and the defendant directors to declare Wells Fargo's Exchange Offer to be a "Qualified Offer," to redeem the Rights under the Poison Pill, or otherwise to amend the Poison Pill to make it inapplicable to the Ex-change Offer or to any follow-on merger.

                      74.  Plaintiff has no adequate remedy at law.

                                   COUNT FOUR

               (INJUNCTIVE AND DECLARATORY RELIEF AGAINST FIRST INTERSTATE
                                AND DEFENDANT DIRECTORS:
                           INFLATED VALUE OF FIRST BANK STOCK)

                       75. Plaintiff repeats and realleges each and every allegation set forth in paragraphs 1 through 74 here-of.

                       76. The large block repurchases of First Bank stock by First Bank after November 6, 1995, have had the effect of artificially raising the price of First Bank stock, thereby denying First Interstate's stockholders an accurate reading of the market value of the First Bank Proposed Merger. The defendant directors knew or should have known that the price of First Bank stock was and is being inflated by First Bank. In light of the numerous press reports, the defendant directors knew or should have known that First Bank was responsible for those block repur-chases of its own stock. The defendant directors had a fiduciary duty to insure that the First Interstate stock-holders were given an opportunity to benefit from the most favorable transaction. In contrast, the defendant directors failed, among other things: (a) to require as a condition of the First Bank Proposed Merger that First Bank refrain from conducting any buy-backs that would influence the price of its stock and deny First Interstate stockholders an accurate reading of the market value of First Bank stock;
          (b) to inquire whether First Bank was responsible for the large block purchases of its stock and, if so, to ask First Bank to cease all such purchases; and (c) to reveal to First Interstate stockholders all pertinent information regarding the block purchases of First Bank stock. First Interstate and the defendant directors have a continuing duty to report to First Interstate stockholders that the price of First Bank stock is being inflated by large block repurchases by First Bank.

                       77. By ignoring the large block repurchases of First Bank stock and failing to inform First Interstate's stockholders about the inflated value of First Bank stock, or, in the alternative, by knowing about such repurchases and failing to inform the First Interstate stockholders about their effect on the price of the First Bank stock, the defendant directors breached their fiduciary duties of care and loyalty.

                       78.  Those breaches of fiduciary duties have
          injured plaintiff and all other First Interstate stockhold-ers by denying them an accurate reading of the market value of the First Bank Proposed Merger and by impairing the stockholders' ability accurately to compare the First Bank Proposed Merger with Wells Fargo's Exchange Offer.

                       79. Plaintiff seeks injunctive relief requiring First Interstate and the defendant directors to disclose to the First Interstate stockholders that First Bank has been repurchasing its own stock since the First Bank Proposed Merger was announced and that such repurchases have artifi-cially inflated the price of the First Bank stock, and requiring First Interstate and the defendant directors to make all other pertinent information regarding First Bank stock immediately and publicly available to First Interstate's stockholders.

                       80.  Plaintiff has no adequate remedy at law.

                                     COUNT FIVE

                   (INJUNCTIVE RELIEF AGAINST FIRST INTERSTATE
                       AND DEFENDANT DIRECTORS:  FAILURE TO
                         CONSIDER MATERIAL INFORMATION)

                       81. Plaintiff repeats and realleges each and every allegation set forth in paragraphs 1 through 80 here-of.

                       82. First Interstate's Schedule 14D-9 details the defendant directors' reasons for recommending the First Bank Proposed Merger to the First Interstate stockholders and the factors they considered as material in reaching the decision to do so. Remarkably and indeed inexplicably, the defendant directors did not even consider, much less comment upon, the most obvious factor, the differences in the imputed market value of the First Bank Proposed Merger and the higher Wells Fargo Exchange Offer. The defendant directors' failure to do so and to report to the stockholders the result of that consideration constitutes a breach of their fiduciary duties to First Interstate's stockholders.

                       83. In failing to consider the differences in imputed market values, the defendant directors injured plaintiff and all other First Interstate stockholders by denying them a full and fair evaluation of all significant and material factors prior to recommending the First Bank Proposed Merger.

                       84. Plaintiff seeks injunctive relief requiring the defendant directors to consider the differences in the imputed values of the First Bank Proposed Merger and the Wells Fargo Exchange Offer in making their recommendation to stockholders and to report to them the result of that recon-sideration.

                       85.  Plaintiff has no adequate remedy at law.

                                       COUNT SIX

                (INJUNCTIVE RELIEF AGAINST FIRST INTERSTATE AND DEFENDANT
                             DIRECTORS: NO DEFENSIVE MEASURES)

                       86. Plaintiff repeats and realleges each and every allegation set forth in paragraphs 1 through 85 hereof.

                       87. Wells Fargo's Exchange Offer is fair to First Interstate stockholders and it represents a substan-tial premium over the market price of First Interstate shares prior to the public announcement of Wells Fargo's October 17 letter and the First Bank Proposed Merger.

                       88. The Exchange Offer complies with all appli-cable laws, obligations and agreements including, without limitation, the securities laws, and all other legal obliga-tions to which plaintiff is subject, including any contrac-tual and common law obligations that may be owed by plain-tiff to First Interstate.

                       89. The Exchange Offer poses no threat to the interests of First Interstate's stockholders or to First Interstate's corporate policy and effectiveness.

                       90. Adoption of any provision or amendment of the Poison Pill (by a "Dead Hand" amendment or otherwise) or any other defensive measure against the Exchange Offer, Proxy Solicitation or Consent Solicitation that would have the effect of impeding that offer or solicitation or that would prevent a future Board of Directors from exercising its fiduciary duties would itself be a violation of the current Board's fiduciary duties to First Interstate stock-holders.

                       91. Plaintiff seeks injunctive relief against any such defensive measure by First Interstate and the defendant directors to thwart the Exchange Offer, Proxy Solicitation or Consent Solicitation or the consummation of any subsequent merger in violation of their fiduciary du-ties.

                       92.  Plaintiff has no adequate remedy at law.

                                   COUNT  SEVEN

          (INJUNCTIVE AND DECLARATORY RELIEF AGAINST FIRST INTERSTATE
             AND DEFENDANT DIRECTORS: DELAWARE BUSINESS COMBINATION
                            STATUTE, SECTION  203)

                       93. Plaintiff repeats and realleges each and every allegation set forth in paragraphs 1 through 92 hereof.

                       94.  The Delaware Business Combination Statute,
          Section 203, if sought to be enforced against a merger between Wells Fargo and First Interstate, should be found inapplicable because any such merger would fall within the
          Section 203(b)(6) exemption.

                       95. Plaintiff seeks a declaratory judgment that any merger between Wells Fargo and First Interstate would fall within the Section 203(b)(6) exemption, or if it does not, that under the circumstances, Section 203 should not be applied to prohibit such a merger.

                       96. Alternatively, plaintiff seeks injunctive relief to require First Interstate and the defendant direc-tors to approve Wells Fargo's becoming an interested stock-holder pursuant to the Exchange Offer or to approve any merger between Wells Fargo and First Interstate that is found not to fall within the 203(b)(6) exemption.

                       97.  Plaintiff has no adequate remedy at law.

                                    COUNT  EIGHT

            (INJUNCTIVE AND DECLARATORY RELIEF AGAINST FIRST INTERSTATE AND DEFENDANT DIRECTORS: THE NOMINATING RESTRICTION)

                      98. Plaintiff repeats and realleges each and every allegation set forth in paragraphs 1 through 97 hereof.

                       99.  The Nominating Restriction in First
          Interstate's Bylaws, if applied to consent solicitations, effectively prohibits First Interstate stockholders from exercising their right to elect directors by written consent or though a consent solicitation.

                       100. The Nominating Restriction can be applied lawfully only to the nomination of directors prior to a stockholders' meeting and, as a matter of law, cannot be applied to the election of directors pursuant to plaintiff's Consent Solicitation.

                       101.  Plaintiff is entitled to a declaration
          that the Nominating Restriction violates Delaware law if applied to consent solicitations and is, to that extent, void. Alternatively, plaintiff is entitled to a declaration that the Nominating Restriction does not apply to plaintiff's Consent Solicitation.

                       102. Plaintiff seeks injunctive relief against any attempt by First Interstate or the defendant directors to apply the Nominating Restriction to the Consent Solicita-tion.

                       103.  Plaintiff has no adequate remedy at law.

                                    COUNT NINE

           (INJUNCTIVE RELIEF AGAINST FIRST INTERSTATE AND DEFENDANT
           DIRECTORS: DUTY TO CONDUCT SALE ON A LEVEL PLAYING FIELD)

                       104. Plaintiff repeats and realleges each and every allegation set forth in paragraphs 1 through 103 hereof.

                       105. By meeting and sharing confidential infor-mation with at least three banks (First Bank, Norwest Corpo-ration and Banc One Corporation) in response to the letter from Wells Fargo offering a bid for First Interstate, by conducting merger negotiation with at least three large regional bank holding companies and by encouraging Wells Fargo to increase its offer to an exchange ratio of .70, and later to .68, and by indicating that such an increased offer would lead to Siart's recommendation for a merger of Wells Fargo and First Interstate, First Interstate's directors initiated an active bidding process seeking to sell the company. Moreover, given the size of the proposed combina-tion of First Interstate and First Bank, that combination, unless enjoined, would be the last practical opportunity for the First Interstate stockholders to obtain a control premi-um for their stock. Under those circumstances, the defen-dant directors had the duty (a) to be diligent and vigilant in examining critically the First Bank Proposed Merger and all alternative offers; (b) to act in good faith; (c) to obtain, and act with due care on, all material information reasonably available, including information necessary to compare all offers to determine which of the transactions would provide the best value reasonably available to the stockholders; and (d) to negotiate actively and in good faith with Wells Fargo to that end.

                       106. By refusing to share the same confidential information with plaintiff that it shared with First Bank and other suitors, by entering into the First Bank Proposed Merger, by granting the Break-Up Fee and the Lock-Up Stock Option to First Bank, by adopting and/or refusing to redeem or amend the Poison Pill or to declare the Exchange Offer to be a Qualified Offer and by applying the Nominating Restric-tion to the Consent Solicitation, the defendant directors will breach or have already wilfully breached their fiducia-ry duties as fair and neutral stewards of First Interstate.

                       107. Those breaches of fiduciary duties have injured plaintiff and all other First Interstate stockhold-ers and will continue to injure then by depriving them of the benefits of a fair and evenhanded bidding process and have put the sale of the company on an uneven playing field.

                       108. Plaintiff seeks injunctive relief enjoin-ing the consummation of the First Bank Proposed Merger and the payment of any such Break-Up Fee or the issuance of First Interstate stock (or any payment of money) to First Bank pursuant to the Lock-Up Stock Option. In the alterna-tive, plaintiff seeks an injunction compelling the defendant directors to terminate the First Bank Proposed Merger and invalidating the Break-Up Fee and Lock-Up Stock Option.

                       109.  Plaintiff has no adequate remedy at law.

                                     COUNT TEN

          (INJUNCTIVE AND DECLARATORY RELIEF AGAINST FIRST BANK:
          AIDING AND ABETTING BREACHES OF FIDUCIARY DUTY)

                       110. Plaintiff repeats and realleges each and every allegation set forth in paragraphs 1 through 109 hereof.

                       111. First Bank, with knowledge of the breaches of fiduciary duties alleged herein on the part of First Interstate and the defendant directors, substantially as-sisted in such breaches by surreptitiously repurchasing large blocks of its own stock immediately after the First Bank Proposed Merger was announced so as to raise artifi-cially the value of its offer and thereby to mislead the First Interstate stockholders and by agreeing to the Break-Up Fee and Lock-Up Stock Option and the First Bank Proposed Merger, thereby aiding and abetting First Interstate and the defendant directors in such breaches. In the alternative, First Bank aided and abetted those breaches by failing to inform First Interstate about the repurchases and their effect on the First Bank stock or by failing publicly to acknowledge them and their effect on the First Bank stock when First Interstate failed or refused to do so.

                      112. Plaintiff seeks a declaration that First Bank aided and abetted First Interstate and the defendant directors in their breach of fiduciary duties.

                       113. Plaintiff seeks injunctive relief against First Bank's participation in First Interstate's and the defendant directors' breaches of their fiduciary duties, including, but not limited to, an injunction compelling First Bank publicly and immediately to disclose the nature and amount of its purchases in its own stock since November 6, 1995, and an injunction prohibiting the continued repur-chase of First Bank stock while the Wells Fargo Exchange Offer is being considered. In addition, plaintiff seeks an injunction prohibiting First Bank's acceptance of a Break-Up Fee or the receipt of any First Interstate stock (or receipt of any money) from First Interstate pursuant to the Lock-Up Stock Option.

                       114.  Plaintiff has no adequate remedy at law.

                                       COUNT ELEVEN

                     DECLARATORY JUDGMENT AGAINST FIRST BANK:
             THE WELLS FARGO EXCHANGE OFFER, PROXY SOLICITATION AND
          CONSENT SOLICITATION DO NOT CONSTITUTE TORTIOUS INTERFERENCE
              WITH OR ANY  OTHER BUSINESS-RELATED TORT IN CONNECTION
             WITH THE FIRST INTERSTATE-FIRST BANK PROPOSED MERGER)

                       115. Plaintiff repeats and realleges each and every allegation set forth in paragraphs 1 through 114 hereof.

                       116. First Interstate stockholders benefit from free, open and unfettered competitive bidding in the face of a proposed merger and will be the beneficiaries if permitted to consider the Wells Fargo Exchange Offer. Indeed, the First Bank Proposed Merger contemplates the possibility of a higher offer since it may be terminated by First Interstate following tile receipt of another takeover proposal. More-over, the stockholders of First Interstate are entitled to know what offers are available to them at the time they vote. Accordingly, Wells Fargo's Exchange Offer, Proxy Solicitation and Consent Solicitation do not constitute and should not be deemed to be tortious interference with, or any other business-related tort in connection with, the First Bank Proposed Merger.

                       117.  Plaintiff seeks a declaratory judgment
          that neither the Exchange Offer, the Proxy Solicitation nor the Consent Solicitation constitutes tortious interference with, or any other business-related tort in connection with, the First Bank Proposed Merger.

                       118.  Plaintiff has no adequate remedy at law.

                    WHEREFORE, plaintiff respectfully requests that this Court enter judgment against all defendants, and all persons in active concert or participation with them, as follows:

                    A. Declaring that the First Bank Proposed Merger, the Break-Up Fee and the Lock-Up Stock Option breach the fiduciary duties that the defendant directors owe to First Interstate's stockholders and are, therefore, void and unenforceable.

                    B. Permanently enjoining First Interstate and the defendant directors from:

                    (i)  consummating the First Bank Proposed  Merger;

                    (ii) making any payments to First Bank pursuant to
               the Break-Up Fee or issuing any stock (or making any payment of money) to First Bank pursuant to the Lock-Up Stock Option;

                       (iii) taking any action that would interfere with the Exchange Offer, or entering into any agreement or arrangement or using any device that would interfere with, restrict or that would have the effect of re-stricting consummation of the Exchange Offer,

                    (iv) employing any defensive device to interfere with the Proxy Solicitation,

                    (v) employing any defensive device or taking any steps to interfere with the Consent Solicitation or to interfere with, or limit the power of, directors elect-ed pursuant to the Consent Solicitation to execute fully their fiduciary duties;

                    (vi) permitting the "Distribution Date" to occur under the Poison Pill; and

                    (vii) applying the Nominating Restriction to the Consent Solicitation.

                      C. Permanently enjoining First Bank and all persons in active concert or participation with it from participating in the consummation of the Proposed Merger and the payment of the Break-Up Fee or issuance of First Inter-state Stock (or any payment of money) to First Bank pursuant to the Lock-Up Stock Option.

                       D. Compelling First Interstate and its defendant directors to disclose to the First Interstate stockholders that First Bank has been repurchasing its stock since the First Bank Proposed Merger was announced and that such repurchases have artificially inflated the price of First
          Bank stock.

                       E. Compelling First Interstate and its defendant directors to make all other pertinent information regarding First Bank's stock repurchases available to First interstate's stockholders.

                       F. Declaring that First Bank aided and abetted First Interstate and the defendant directors' breaches of their fiduciary duties.

                       G. Compelling First Bank publicly and immediately to disclose the nature and amounts of its purchases of its own stock since November 6, 1995, and prohibiting the con-tinued repurchases of First Bank stock while the Wells Fargo Exchange Offer is being considered.

                      H. Compelling First interstate and its defen-dant directors to declare Wells Fargo's Exchange Offer to be a "Qualified Offer," to redeem the Rights under the Poison Pill or otherwise to amend the Poison Pill to make it inap-plicable to the Exchange Offer or to any follow-on merger.

                       I. Compelling First Interstate and its defendant directors to consider the differences in the imputed value of the First Bank Proposed Merger and the Wells Fargo Ex-change Offer in making their recommendation to stockholders and to report the result of that reconsideration to the stockholders.

                       J. Declaring that the Nominating Restriction has no application to the Consent Solicitation or, in the alternative, that it violates Delaware law if applied to the Consent Solicitation and is, to that extent, void.

                       K. Declaring that the Exchange Offer and any subsequent merger are exempt from Section 203 of the Dela-ware Corporation Law pursuant to Section 203(b)(6), or that
          Section 203 is otherwise inapplicable to the Exchange Offer and any subsequent merger or, in the alternative, compelling First Interstate and the defendant directors to approve the Wells Fargo Exchange Offer under Section 203.

                       L.  Declaring that the Wells Fargo Exchange
          Offer, Proxy Solicitation and Consent Solicitation do not constitute tortious interference with, or any other busi-ness-related tort in connection with, the Proposed Merger.

                       M. Granting damages for all incidental injuries suffered as a result of defendants' unlawful conduct.

                       N. Awarding plaintiff the costs and disburse-ments of this action, including attorneys' fees.

                       O. Granting plaintiff such other and further relief as the Court deems just and proper.


                                        Jesse A. Finkelstein
                                        Todd C. Schiltz

                                        RICHARDS, LAYTON & FINGER
                                        One Rodney Square
                                        P.O. Box 551
                                        Wilmington, DE 19899
                                        (302) 658-6541

                                        Attorneys for Plaintiff

          Of counsel:

          CRAVATH, SWAINE & MOORE
          Worldwide Plaza
          825 Eighth Avenue
          New York, NY 10019
             (212) 474-1000